SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 1 June 2005
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F __X__ Form 40-F _____

Enclosures:

Announcement of transactions of directors of the company or directors of major subsidiaries of the company in securities of Sasol Limited dated 14 September 2005 to 30 September 2005 and the notice of grant of share options
1. 14 September 2005
2. 15 September 2005
3. 19 September 2005
4. 21 September 2005
5. 22 September 2005
6. 27 September 2005
7. 28 September 2005
8. 29 September 2005
9. 30 September 2005

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transaction in securities of Sasol by a director of the Company:

Name C B Strauss
Office held Non-Executive Director
Company                                                                                       Sasol Limited
Date transaction effected 12 September 2005
Selling price per share R227,80
Number of shares 5 150
Total value R1 173 170
Class of shares Ordinary no par value
Nature of transaction Sale of shares
Nature and extent of Director’s interest Indirect beneficial
Clearance given in terms of paragraph 3.66 Yes

14 September 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
NOTICE OF GRANT OF SHARE OPTIONS

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce that the following directors of Sasol
Limited, the company secretary and directors of a major subsidiary, Sasol
Synfuels (Pty) Limited, were granted additional share options in terms of the Sasol Share Incentive Scheme "the Scheme" effective 15 September 2005 at an option offer price of R 218,00 per share (being the consideration payable by each participant for the shares). Approval for the individual allocations was given by the Trustees of the Sasol Share Incentive Trust on 12 September 2005. Share options not accepted within one month will lapse.

Name Designation
Number of
option
shares
granted
Nature of
interest
N L Joubert Company Secretary 25 400 Direct beneficial
J A Botha
Director of Sasol
Synfuels (Pty) Limited
30 500 Direct beneficial
C P Buys
Director of Sasol
Synfuels (Pty) Limited
5 200
Direct beneficial
A de Klerk
Director of Sasol
Synfuels (Pty) Limited
27 100
Direct beneficial
A M Human
Director of Sasol
Synfuels (Pty) Limited
9 000
Direct beneficial
F E J Malherbe
Director of Sasol
Synfuels (Pty) Limited
7 300 Direct beneficial
M Sieberhagen
Director of Sasol
Synfuels (Pty) Limited
11 000 Direct beneficial
J A van der
Westhuizen
Director of Sasol
Synfuels (Pty) Limited
27 800 Direct beneficial
R van Rooyen
Director of Sasol
Synfuels (Pty) Limited
25 400 Direct beneficial
C F Rademan
Director of Sasol
Synfuels (Pty) Limited
10 900 Direct beneficial

In terms of the Scheme rules one third of the options vest on the second anniversary date of the grant, a further third on the fourth anniversary and the final third on the sixth anniversary. The options are subject to performance criteria as well as a nine year expiry period.

15 September 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED AND A MAJOR
SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol by directors of the Company or of major subsidiaries of the
Company:

Name
P V Cox
Office held
Executive Director on
pre-retirement leave
until 30 September 2005
after which he will
become a non-executive
director
Company                                                                                       Sasol Limited
Date transaction effected 14 September 2005
Option offer date 5 September 2001
Option offer price R78,70
Exercise date 10 September 2001
Exercise price R82,60
Selling price per share R220,11
Number of shares 96 000
Total value R21 130 560
Class of shares Ordinary no par value
Nature of transaction
The shares are being
sold pursuant to the
implementation of
options in order to
finance the purchase of
175 500 shares in
respect of share options
vesting on his
retirement on 1 October
2005
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name J H Fourie
Office held Director of a major
subsidiary
Company                                                                                        Sasol Limited
Date transaction effected 14 September 2005
Selling price per share R220,25
Number of shares 38 700
Total value R8 523 675
Class of shares Ordinary no par value
Nature of transaction Sale of shares
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name
A de Klerk
Office held Director of a major
subsidiary
Company                                                                                        Sasol Limited
Date transaction effected 14 September 2005
Option offer date 28 September 1998
Option offer price R25,10
Exercise date 27 October 1998
Exercise price R28,50
Selling price per share R221,00
Number of shares 1 100
Total value R243 100
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name
A de Klerk
Office held Director of a major
subsidiary
Company                                                                                        Sasol Limited
Date transaction effected 14 September 2005
Option offer date 29 October 1999
Option offer price R42,30
Exercise date 29 November 1999
Exercise price R46,55
Selling price per share R221,00
Number of shares 7 300
Total value R1 613 300
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name A de Klerk
Office held Director of a major
subsidiary
Company                                                                                        Sasol Limited
Date transaction effected 14 September 2005
Option offer date 30 August 2000
Option offer price R54,00
Exercise date 10 December 2002
Exercise price R94,80
Selling price per share R221,00
Number of shares 9 300
Total value R2 055 300
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

15 September 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY THE COMPANY SECRETARY AND DIRECTORS OF A MAJOR
SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol by the Company Secretary of the Company and directors of a major subsidiary of the Company:

Name
N L Joubert
Office held Company Secretary
Company                                                                                        Sasol Limited
Date transaction effected 15 September 2005
Option offer date 5 September 2001
Option offer price R78,70
Exercise date 14 September 2005
Exercise price R218,00
Selling price per share R218,00
Number of shares 5 300
Total value R1 155 400
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name N L Joubert
Office held Company Secretary
Company                                                                                        Sasol Limited
Date transaction effected 15 September 2005
Option offer date 10 September 2002
Option offer price R117,00
Exercise date 14 September 2005
Exercise price R218,00
Selling price per share R218,00
Number of shares 6 200
Total value R1 351 600
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name N L Joubert
Office held Company Secretary
Company                                                                                        Sasol Limited
Date transaction effected 15 September 2005
Option offer date 10 September 2003
Option offer price R89,50
Exercise date 14 September 2005
Exercise price R218,00
Selling price per share R218,00
Number of shares 4 600
Total value R1 002 800
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name
C F Rademan
Office held Director of a major
subsidiary
Company                                                                                        Sasol Limited
Date transaction effected 15 September 2005
Option offer date 5 September 2001
Option offer price R78,70
Exercise date 18 September 2001
Exercise price R79,00
Selling price per share R223,00
Number of shares 1 000
Total value R223 000,00
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name R van Rooyen
Office held Director of a major
subsidiary
Company                                                                                        Sasol Limited
Date transaction effected 15 September 2005
Option offer date 24 November 1997
Option offer price R57,50
Exercise date 10 September 2002
Exercise price R116,80
Number of shares 3 000
Exercise date 18 September 2002
Exercise price R115,30
Number of shares 4 300
Selling price per share R219,07
Number of shares 7 300
Total value R1 599 211
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name
R van Rooyen
Office held Director of a major
subsidiary
Company                                                                                        Sasol Limited
Date transaction effected 15 September 2005
Option offer date 11 June 2001
Option offer price R76,70
Exercise date 18 September 2001
Exercise price R79,00
Selling price per share R217,00
Number of shares 9 700
Total value R2 104 900
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

15 September 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF THE COMPANY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities of Sasol by a director of the Company:

Name T S Munday
Office held
Executive Director and
Deputy Chief Executive
Company                                                                                        Sasol Limited
Date transaction effected 15 September 2005
Option offer date 10 December 1999
Option offer price R50,90
Exercise date 23 August 2000
Exercise price R51,30
Selling price per share R226,45
Number of shares 22 000
Total value R4 981 900
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

19 September 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of the Company:

Name
C F Rademan
Office held
Director of a major
subsidiary
Company                                                                                        Sasol Limited
Date transaction effected 19 September 2005
Option offer date 10 September 2003
Option offer price R89,50
Exercise date 11 September 2003
Exercise price R91,00
Selling price per share R226,00
Number of shares 1 000
Total value R 226 000
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name
C F Rademan
Office held Director of a major
subsidiary
Company                                                                                        Sasol Limited
Date transaction effected 19 September 2005
Option offer date 5 September 2001
Option offer price R78,70
Exercise date 18 September 2001
Exercise price R79,00
Selling price per share R226,00
Number of shares 2 000
Total value R 452 000
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name C F Rademan
Office held Director of a major
subsidiary
Company                                                                                       Sasol Limited
Date transaction effected 20 September 2005
Option offer date 10 September 2003
Option offer price R89,50
Exercise date 11 September 2003
Exercise price R91,00
Selling price per share R228,00
Number of shares 900
Total value R205 200
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name C F Rademan
Office held
Director of a major
subsidiary
Company                                                                                       Sasol Limited
Date transaction effected 20 September 2005
Option offer date 5 September 2001
Option offer price R78,70
Exercise date 18 September 2001
Exercise price R79,00
Selling price per share R228,00
Number of shares 800
Total value R182 400
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

21 September 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of the Company:

Name
R van Rooyen
Office held Director of a major
subsidiary
Company                                                                                        Sasol Limited
Date transaction effected 20 September 2005
Option offer date 10 September 2002
Option offer price R117,00
Exercise date 20 September 2005
Exercise price R223,00
Number of shares 15 500
Class of shares Ordinary no par value
Nature of transaction Exercise of share
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes
Name R van Rooyen
Office held Director of a major
subsidiary
Company                                                                                       Sasol Limited
Date transaction effected 20 September 2005
Option offer date 10 September 2003
Option offer price R89,50
Exercise date 20 September 2005
Exercise price R223,00
Number of shares 13 400
Class of shares Ordinary no par value
Nature of transaction Exercise of share
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

22 September 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of the Company:

Name
A M Human
Office held Director of a major
subsidiary
Company                                                                                       Sasol Limited
Date transaction effected 26 September 2005
Selling price per share R231,75
Option offer date 24 November 1997
Option offer price R57,50
Exercise date 29 December 1997
Exercise price R50,00
Number of shares 2000
Total value R463 500
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to implementation and
exercise of options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

27 September 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED AND DIRECTORS OF A
MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol by directors of the Company and directors of a major subsidiary of the Company:

Name
T S Munday
Office held
Executive Director and
Deputy Chief Executive
Company                                                                                       Sasol Limited
Date transaction effected 27 September 2005
Option offer date 10 December 1999
Option offer price R50,90
Exercise date 23 August 2000
Exercise price R51,30
Selling price per share R245,01
Number of shares 6200
Total value R1 519 062
Class of shares Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name N L Joubert
Office held Director of a major
subsidiary and Company
Secretary of Sasol
Limited
Company                                                                                       Sasol Limited
Date transaction effected 27 September 2005
Option offer date 5 September 2001
Option offer price R78,70
Exercise date 26 September 2005
Exercise price R234,00
Number of shares 2 000
Total value R468 000
Vesting periods 2 years – one third
4 years – second third
6 years – final third
Class of shares Ordinary no par value
Nature of transaction Purchase of shares
pursuant to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name
J H Fourie
Office held Director of a major
subsidiary
Company                                                                                       Sasol Limited
Date transaction effected 27 September 2005
Option offer date 10 September 2002
Option offer price R117,00
Exercise date 12 September 2002
Exercise price R120,00
Number of shares 38 700
Total value R4 644 000
Vesting periods 2 years – one third
4 years – second third
6 years – final third
Class of shares Ordinary no par value
Nature of transaction Purchase of shares
pursuant to exercise
and implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

28 September 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol by a director of the Company:

Name
L P A Davies
Office held
Executive Director and
Chief Executive
Company                                                                                       Sasol Limited
Date transaction effected 28 September 2005
Option offer date 10 September 2002
Option offer price R117,00
Exercise date 13 September 2002
Exercise price R118,50
Selling price per share R240,82
Number of shares 13 700
Total value R3 299 234
Class of shares Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name L P A Davies
Office held Executive Director and
Chief Executive
Company                                                                                        Sasol Limited
Date transaction effected 28 September 2005
Option offer date 10 September 2003
Option offer price R89,50
Exercise date 29 September 2003
Exercise price R87,00
Selling price per share R240,55
Number of shares 4 000
Total value R962 200
Class of shares Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

29 September 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY DIRECTORS OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol by directors of a major subsidiary of the Company:

Name
C P Buys
Office held
Director of a major
subsidiary
Company                                                                                       Sasol Limited
Date transaction effected 29 September 2005
Option offer date 29 October 1999
Option offer price R42,30
Exercise date 12 September 1999
Exercise price R41,90
Selling price per share R239,71
Number of shares 4 400
Total value R 1 054 724
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name
F E J Malherbe
Office held Director of a major
subsidiary
Company                                                                                       Sasol Limited
Date transaction effected 29 September 2005
Option offer date 28 September 1998
Option offer price R25,10
Exercise date 26 October 1998
Exercise price R28,10
Number of shares 2 000
Total value R56 200
Vesting periods 2 years – one third
4 years – second third
6 years – final third
Class of shares Ordinary no par value
Nature of transaction Purchase of shares
pursuant to exercise
and implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name F E J Malherbe
Office held Director of a major
subsidiary
Company                                                                                       Sasol Limited
Date transaction effected 29 September 2005
Option offer date 29 October 1999
Option offer price R42,30
Exercise date 16 November 1999
Exercise price R43,00
Number of shares 1 800
Total value R77 400
Vesting periods 2 years – one third
4 years – second third
6 years – final third
Class of shares Ordinary no par value
Nature of transaction Purchase of shares
pursuant to exercise
and implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

30 September 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED AND A DIRECTOR OF A
MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol by directors of the Company or of major subsidiaries of the
Company:

Name
S Montsi
Office held Non - Executive Director
Company                                                                                       Sasol Limited
Date transaction effected 22 September 2005
Option offer date 27 September 2000
Option offer price R53,80
Exercise date 30 October 2003
Exercise price R89,25
Number of shares 25 000
Total value R2 231 250
Vesting periods 2 years – first half
4 years – second half
Class of shares Ordinary no par value
Nature of transaction Purchase of shares
pursuant to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

Name J A van der Westhuizen
Office held Director of a major
subsidiary
Company                                                                                        Sasol Limited
Date transaction effected 23 September 2005
Option offer date 5 September 2001
Option offer price R78,70
Exercise date 7 September 2001
Exercise price R81,30
Selling price per share R230,00
Number of shares 7 800
Total value R1 794 000
Class of shares Ordinary no par value
Nature of transaction Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

30 September 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 October 2005
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary